Registration No. 333-183223

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of a Trustee

Pursuant to Section 305 (b)(2) ☒

________________________

CITIBANK, N.A.

(Exact name of Trustee as specified in its charter)

A National Banking Association	13-5266470
( Jurisdiction of incorporation or organization	(I.R.S. Employer
if not a U.S. national bank)	Identification No. )

399 Park Avenue,
New York, New York	10043
(Address of principal executive office)	(Zip Code)

Citibank, N.A.

388 Greenwich Street, 14th floor

New York, N.Y. 10013

(212) 816-5805

(Name, address, and telephone number of agent for service)

_______________________

HONDA AUTO RECEIVABLES 2014-1 OWNER TRUST

( Issuer with Respect to the Securities )

(Exact name of obligor as specified in its charter)

AMERICAN HONDA RECEIVABLES LLC

(Exact name of Registrant as specified in its charter)

Delaware	80-0695898
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

20800 Madrona Ave
Torrance, CA	90503
(Address of principal executive offices)	(Zip Code)

_________________________

Asset Backed Notes, Series 2014-1

(Title of Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3-15. Not Applicable.

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect.

(Exhibit 1 to T-1 filed October 5, 2012 under File No. 333-183223).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4 - Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 filed October 5, 2012 under File No. 333-183223).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of September 30, 2013- attached)

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 14th day of February, 2014.

CITIBANK, N.A.

By /s/ Louis Piscitelli

Louis Piscitelli

Vice President

Exhibit 7

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries
	September 30,
	2013	December 31,
In millions of dollars	(Unaudited)	2012
Assets
Cash and due from banks (including segregated cash and other deposits)	$32,810	$36,453
Deposits with banks	172,659	102,134
Federal funds sold and securities borrowed or purchased under agreements to resell (including $175,015 and
$160,589 as of September 30, 2013 and December 31, 2012, respectively, at fair value)	273,679	261,311
Brokerage receivables	24,976	22,490
Trading account assets (including $107,023 and $105,458 pledged to creditors at September 30, 2013 and
December 31, 2012, respectively)	291,722	320,929
Investments (including $27,824 and $21,423 pledged to creditors at September 30, 2013 and
December 31, 2012, respectively, and $285,312 and $294,463 as of September 30, 2013 and
December 31, 2012, respectively, at fair value)	303,525	312,326
Loans, net of unearned income
Consumer (including $996 and $1,231 as of September 30, 2013 and December 31, 2012,
respectively, at fair value)	387,822	408,671
Corporate (including $4,202 and $4,056 as of September 30, 2013 and December 31, 2012,
respectively, at fair value)	269,729	246,793
Loans, net of unearned income	$657,551	$655,464
Allowance for loan losses	(20,605)	(25,455)
Total loans, net	$636,946	$630,009
Goodwill	25,098	25,673
Intangible assets (other than MSRs)	4,888	5,697
Mortgage servicing rights (MSRs)	2,580	1,942
Other assets (including $8,684 and $13,299 as of September 30, 2013 and December 31, 2012,
respectively, at fair value)	127,308	145,660
Assets of discontinued operations held for sale	3,320	36
Total assets	$1,899,511	$1,864,660

The following table presents certain assets of consolidated variable interest entities (VIEs), which are included in the Consolidated Balance Sheet above. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs on the following page, and are in excess of those obligations. Additionally, the assets in the table below include third-party assets of consolidated VIEs only, and exclude intercompany balances that eliminate in consolidation.

	September 30,
	2013	December 31,
In millions of dollars	(Unaudited)	2012
Assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs
Cash and due from banks	$490	$498
Trading account assets	911	481
Investments	10,781	10,751
Loans, net of unearned income
Consumer (including $951 and $1,191 as of September 30, 2013 and December 31, 2012,
respectively, at fair value)	61,932	93,936
Corporate (including $15 and $157 as of September 30, 2013 and December 31, 2012,
respectively, at fair value)	28,124	23,648
Loans, net of unearned income	$90,056	$117,620
Allowance for loan losses	(3,588)	(5,854)
Total loans, net	$86,468	$111,766
Other assets	1,484	674
Total assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs	$100,134	$124,170

Statement continues on the next page.

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CITIGROUP – 2013 THIRD QUARTER 10-Q

CONSOLIDATED BALANCE SHEET
(Continued)	Citigroup Inc. and Subsidiaries
	September 30,
	2013	December 31,
In millions of dollars, except shares and per share amounts	(Unaudited)	2012
Liabilities
Non-interest-bearing deposits in U.S. offices	$130,273	$129,657
Interest-bearing deposits in U.S. offices (including $949 and $889 as of September 30, 2013 and December 31,
2012, respectively, at fair value)	266,322	247,716
Non-interest-bearing deposits in offices outside the U.S.	66,028	65,024
Interest-bearing deposits in offices outside the U.S. (including $698 and $558 as of September 30, 2013 and
December 31, 2012, respectively, at fair value)	492,837	488,163
Total deposits	$955,460	$930,560
Federal funds purchased and securities loaned or sold under agreements to repurchase (including $119,427 and
$116,689 as of September 30, 2013 and December 31, 2012, respectively, at fair value)	216,387	211,236
Brokerage payables	56,992	57,013
Trading account liabilities	122,048	115,549
Short-term borrowings (including $4,495 and $818 as September 30, 2013 and December 31, 2012,
respectively, at fair value)	58,904	52,027
Long-term debt (including $26,624 and $29,764 as of September 30, 2013 and December 31, 2012,
respectively, at fair value)	221,593	239,463
Other liabilities (including $2,425 and $2,910 as of September 30, 2013 and December 31, 2012, respectively,
at fair value)	63,349	67,815
Liabilities of discontinued operations held for sale	2,039	—
Total liabilities	$1,696,772	$1,673,663
Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: 209,720 as of September 30,
2013 and 102,038 as of December 31, 2012, at aggregate liquidation value	$5,243	$2,562
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: 3,062,096,040 as of September
30, 2013 and 3,043,153,204 as of December 31, 2012	31	30
Additional paid-in capital	107,030	106,391
Retained earnings	108,812	97,809
Treasury stock, at cost: September 30, 2013—29,095,963 shares and December 31, 2012—14,269,301 shares	(1,472)	(847)
Accumulated other comprehensive income (loss)	(18,798)	(16,896)
Total Citigroup stockholders’ equity	$200,846	$189,049
Noncontrolling interests	1,893	1,948
Total equity	$202,739	$190,997
Total liabilities and equity	$1,899,511	$1,864,660

The following table presents certain liabilities of consolidated VIEs, which are included in the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only, and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.

	September 30,
	2013	December 31,
In millions of dollars	(Unaudited)	2012
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup
Short-term borrowings (including $97 as of September 30, 2013 at fair value)	$21,987	$15,637
Long-term debt (including $961 and $1,330 as of September 30, 2013 and December 31, 2012,
respectively, at fair value)	31,414	26,346
Other liabilities	1,190	1,224
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have
recourse to the general credit of Citigroup	$54,591	$43,207

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

112

CITIGROUP – 2013 THIRD QUARTER 10-Q